SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 9

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 9 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
July 10, 2025	(86,153)	$13.7112
July 11, 2025	(246,863)	$13.3746
July 14, 2025	(626,311)	$14.4940